As filed with the Securities and Exchange Commission on March 20, 2008.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

THE KOREA FUND, INC.

(Name of Subject Company (issuer)

THE KOREA FUND, INC.

(Name of Filing Person (offeror))

COMMON STOCK,
$0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

500634100

(CUSIP Number of Class of Securities)

Robert Goldstein
The Korea Fund, Inc.
c/o Allianz Global Investors Fund Management LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 739-3190

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
John W. Gerstmayr, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$97,037,386 (a)	$3,814	(b	)

(a)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate market value for 4,303,210 shares in the offer, based on the average of the high and low prices on March 12, 2008 of $ 22.55 as reported on the New York Stock Exchange.

(b)	Calculated at $39.30 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not applicable
Form or Registration No.:    Not applicable
Filing Party:    Not applicable
Date Filed:    Not applicable

Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

third party tender offer subject to Rule 14d-1

issuer tender offer subject to Rule 13e-4

going-private transaction subject to Rule 13e-3

amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.

TABLE OF CONTENTS

Item 12. Exhibits
Item 13. Information Required By Schedule 13E-3
SIGNATURE
EX-99.A.1.I: OFFER TO REPURCHASE
EX-99.A.1.II: FORM OF LETTER OF TRANSMITTAL
EX-99.A.1.III: FORM OF LETTER TO BROKERS, DEALERS, ETC.
EX-99.A.1.IV: FORM OF NOTICE OF GUARANTEED DELIVERY
EX-99.A.1.V: FORM OF LETTER TO CLIENTS
EX-99.A.5.I: PRESS RELEASE

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Korea Fund, Inc., a Maryland corporation (the ‘‘Fund’’), to repurchase a pro rata portion of the Fund’s portfolio securities (other than (i) securities that are not traded on a public securities market or for which quoted bid and asked prices are not available, (ii) securities that, if distributed, would be required to be registered under the Securities Act of 1933, as amended, (iii) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local rules and regulations, and (iv) securities that involve the assumption of contractual obligations, require special trading facilities, or can be traded only with the counterparty to the transaction), subject to adjustment for fractional shares and odd lots, upon the terms and subject to the conditions set forth in the Offer to Repurchase, dated March 20, 2008 (the ‘‘Offer to Repurchase’’), and in the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Repurchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 12.    Exhibits

(a	)(1)(i)	Offer to Repurchase, dated March 20, 2008.
(a	)(1)(ii)	Form of Letter of Transmittal.
(a	)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a	)(1)(iv)	Form of Notice of Guaranteed Delivery.
(a	)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a	)(2)	None.
(a	)(3)	Not Applicable.
(a	)(4)	Not Applicable.
(a	)(5)(i)	Press release issued on March 20, 2008.
(b	)	None.
(d	)	None.
(g	)	None.
(h	)	None.

Item 13.    Information Required By Schedule 13E-3

Not Applicable.

Table of Contents

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KOREA FUND, INC.
By:	/s/ Robert Goldstein
Name:Robert Goldstein
Title:President
Dated:March 20, 2008